UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number
001-38972

SC HEALTH CORPORATION
(Exact name of registrant as specified in its charter)

108 Robinson Road #10-00
Singapore 068900
+65 6438 1080
(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one half of one warrant
Class A ordinary shares, par value $0.0001 per share
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, SC Health Corporation has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 23, 2021	SC HEALTH CORPORATION

	By:	/s/ Mahesh Karanth
	Name:	Mahesh Karanth
	Title:	Director